Exhibit 99.1

Burning Rock Reports Third Quarter 2025 Financial Results

GUANGZHOU, China, November 20, 2025—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended September 30, 2025.

Recent Business Updates

•	Therapy Selection

•

Presented study results at the Cell Reports Medicine on esophageal squamous cell carcinoma in September 2025. “Integrating ctDNA with clinical response evaluation improves residual disease detection post-neoadjuvant chemoradiotherapy to support organsparing strategies and that postoperative ctDNA stratifies recurrence risk beyond pathological response to inform adjuvant immunotherapy decisions”.

•	Early Detection

•

PROMISE study test results presented at The Innovation in September 2025. “The PROMISE study was conducted to investigate the feasibility of a multi-omics integration strategy in multi-cancer detection blood tests across nine types of cancers in head and neck (excluding nasopharynx), esophagus, lung, stomach, liver, biliary tract, pancreas, colorectum, and ovary……Compared to the methylation-based classifier, the multimodal classifier combining methylation and protein features, exhibited an improved sensitivity of 75.1% (95% 75 confidence interval [CI], 69.3%–80.3%) at the same specificity of 98.8% with the accuracy of top predicted origin (TPO1) of 73.1% (95% CI, 66.2%–79.2%)”.

•	Pharma Services

•

The OncoGuide™ OncoScreen™ Plus CDx System based on OncoScreen™ Plus to be used as a companion diagnostic for AstraZeneca’s capivasertib has received Manufacturing and Marketing Approval from Japan’s Ministry of Health, Labour and Welfare (MHLW) in September, 2025.

Third Quarter 2025 Financial Results

Total revenues were RMB131.6 million (US$18.5 million) for the three months ended September 30, 2025, representing a 2.3% increase from RMB128.6 million for the same period in 2024 .

•

Revenue generated from in-hospital business was RMB52.8 million (US$7.4 million) for the three months ended September 30, 2025, representing a 17.1% decrease from RMB63.8 million for the same period in 2024, driven by a decrease in sales volume.

•

Revenue generated from central laboratory business was RMB36.8 million (US$5.2 million) for the three months ended September 30, 2025, representing a 7.9% decrease from RMB40.0 million for the same period in 2024, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

Revenue generated from pharma research and development services was RMB42.0 million (US$5.9 million) for the three months ended September 30, 2025, representing a 68.6% increase from RMB24.9 million for the same period in 2024, primarily attributable to an increased development and testing services performed for our pharma customers.

Cost of revenues was RMB32.8 million (US$4.6 million) for the three months ended September 30, 2025, representing an 10.9% decrease from RMB36.8 million for the same period in 2024.

Gross profit was RMB98.8 million (US$13.9 million) for the three months ended September 30, 2025, representing a 7.6% increase from RMB91.8 million for the same period in 2024. Gross margin was 75.1% for the three months ended September 30, 2025, compared to 71.4% for the same period in 2024. By channel, gross margin of central laboratory business and in-hospital business were 81.8% and 71.8% for the three months ended September 30, 2025, compared to 83.2% and 73.0% during the same period in 2024, primarily due to the cost reduction caused by the rent subsidy for the headquarter building in the third quarter of 2024; gross margin of pharma research and development services was 73.4% for the three months ended September 30, 2025, compared to 48.2% during the same period of 2024, primarily due to the significant increase in revenue from high-margin companion diagnostic (CDx) projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB100.9 million (US$14.2million) for the three months ended September 30, 2025, representing a 3.2% increase from RMB97.8 million for the same period in 2024. Non-GAAP gross margin was 76.7% for the three months ended September 30, 2025, compared to 76.0% for the same period in 2024.

Operating expenses were RMB115.0 million (US$16.2 million) for the three months ended September 30, 2025, representing a 11.9% decrease from RMB130.4 million for the same period in 2024. The decrease was primarily driven by decreases in amortized expense on share-based compensation, budget control measures and headcount reduction to improve the Company’s operating efficiency.

•

Research and development expenses were RMB41.5 million (US$5.8 million) for the three months ended September 30, 2025, representing a 15.6% decrease from RMB49.2 million for the same period in 2024, primarily due to (i) a decrease in the expenditure for research projects; (iii) a decrease in amortized expense on share-based compensation; and (iv) a decrease in amortized expenses for office building decoration.

•

Selling and marketing expenses were RMB41.8 million (US$5.9 million) for the three months ended September 30, 2025, representing a 13.6% decrease from RMB48.4 million for the same period in 2024, primarily due to (i) a decrease in staff cost resulted from the reorganization of the sales department and improvement in operating efficiency; (ii) a decrease in amortized expense on share-based compensation; and (iii) a decrease in amortized expenses for office building decoration.

•

General and administrative expenses were RMB31.7 million (US$4.5 million) for the three months ended September 30, 2025, representing a 3.6% decrease from RMB32.9 million for the same period in 2024, primarily due to (i) a decrease in the general and administrative personnel’s staff cost; (ii) a decrease in amortized expense on share-based compensation; and partially offset by (i) an increase in impairment expenses for accounts receivables and contract assets; (iii) an increase in operating lease.

Net loss was RMB16.8 million (US$2.4 million) for the three months ended September 30, 2025, compared to RMB35.7 million for the same period in 2024.

Cash, cash equivalents and restricted cash were RMB467.0 million (US$65.6 million) as of September 30, 2025.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
In-hospital Channel:
Pipeline partner hospitals(1)	30	29	30	30	31

Contracted partner hospitals(2)	61	63	63	63	63

Total number of partner hospitals	69	92	93	93	94

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.

(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended		For the nine months ended
Revenues	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
	(RMB in thousands)		(RMB in thousands)
Central laboratory channel	39,984	36,811	136,371	115,968
In-hospital channel	63,769	52,847	181,028	173,030
Pharma research and development channel	24,891	41,959	72,401	124,255
Total revenues	128,644	131,617	389,800	413,253

	For the three months ended		For the nine months ended
Revenues by location of customer	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
	(RMB in thousands)		(RMB in thousands)
Overseas	25,840	17,214	59,553	79,079
Mainland China	102,804	114,403	330,247	334,174
Total Revenues	128,644	131,617	389,800	413,253

	For the three months ended		For the nine months ended
Gross profit	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
	(RMB in thousands)		(RMB in thousands)
Central laboratory channel	33,262	30,126	108,688	98,254
In-hospital channel	46,580	37,925	129,830	128,310
Pharma research and development channel	12,004	30,793	34,460	77,784
Total gross profit	91,846	98,844	272,978	304,348

	For the three months ended		For the nine months ended
Share-based compensation expenses	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
	(RMB in thousands)		(RMB in thousands)
Cost of revenues	289	301	1,349	889
Research and development expenses	3,180	73	27,475	1,603
Selling and marketing expenses	1,917	624	3,657	2,013
General and administrative expenses	4,732	2,831	115,129	6,249
Total share-based compensation expenses	10,118	3,829	147,610	10,754

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	September 30, 2024	December 31,2024	March 31, 2025	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	128,644	126,022	133,082	148,554	131,617	18,488
Cost of revenues	(36,798)	(36,600)	(35,681)	(40,451)	(32,773)	(4,604)

Gross profit	91,846	89,422	97,401	108,103	98,844	13,884
Operating expenses:
Research and development expenses	(49,150)	(52,203)	(40,389)	(49,770)	(41,469)	(5,825)
Selling and marketing expenses	(48,411)	(46,730)	(40,888)	(38,413)	(41,808)	(5,873)
General and administrative expenses	(32,874)	(37,289)	(31,303)	(31,417)	(31,698)	(4,453)
Impairment loss on long-lived assets	—	(35,127)	—	—	—	—

Total operating expenses	(130,435)	(171,349)	(112,580)	(119,600)	(114,975)	(16,151)

Loss from operations	(38,589)	(81,927)	(15,179)	(11,497)	(16,131)	(2,267)
Interest income	3,173	1,814	2,581	2,226	1,744	245
Interest expense	—	—	—	—	(15)	(2)
Other income (expense), net	1	4,353	(652)	387	7	1
Foreign exchange loss, net	(129)	(220)	(26)	(574)	(2,151)	(302)

Loss before income tax	(35,544)	(75,980)	(13,276)	(9,458)	(16,546)	(2,325)
Income tax expenses	(201)	(5,314)	(224)	(244)	(212)	(30)

Net loss	(35,745)	(81,294)	(13,500)	(9,702)	(16,758)	(2,355)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(35,745)	(81,294)	(13,500)	(9,702)	(16,758)	(2,355)
Net loss attributable to ordinary shareholders	(35,745)	(81,294)	(13,500)	(9,702)	(16,758)	(2,355)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(0.35)	(0.79)	(0.13)	(0.09)	(0.16)	(0.02)
Class B ordinary shares - basic and diluted	(0.35)	(0.79)	(0.13)	(0.09)	(0.16)	(0.02)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,902,670	86,036,286	90,291,658	90,357,970	90,416,619	90,416,619
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(4,054)	6,009	(72)	(243)	(1,724)	(242)
Total comprehensive loss	(39,799)	(75,285)	(13,572)	(9,945)	(18,482)	(2,597)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(39,799)	(75,285)	(13,572)	(9,945)	(18,482)	(2,597)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
Revenues	389,800	413,253	58,049
Cost of revenues	(116,822)	(108,905)	(15,299)

Gross profit	272,978	304,348	42,750
Operating expenses:
Research and development expenses	(180,087)	(131,628)	(18,490)
Selling and marketing expenses	(144,174)	(121,109)	(17,012)
General and administrative expenses	(224,349)	(94,418)	(13,263)

Total operating expenses	(548,610)	(347,155)	(48,765)

Loss from operations	(275,632)	(42,807)	(6,015)

Interest income	10,398	6,551	920
Interest expense	—	(15)	(2)
Other income, net	353	(258)	(36)
Foreign exchange gain (loss), net	120	(2,751)	(386)

Loss before income tax	(264,761)	(39,280)	(5,519)
Income tax expenses	(571)	(680)	(96)

Net loss	(265,332)	(39,960)	(5,615)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(265,332)	(39,960)	(5,615)
Net loss attributable to ordinary shareholders	(265,332)	(39,960)	(5,615)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares—basic and diluted	(2.58)	(0.37)	(0.05)
Class B ordinary shares—basic and diluted	(2.58)	(0.37)	(0.05)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares—basic and diluted	85,467,131	90,332,672	90,332,672
Class B ordinary shares—basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(2,524)	(2,039)	(286)
Total comprehensive loss	(267,856)	(41,999)	(5,901)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(267,856)	(41,999)	(5,901)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	519,849	463,994	65,177
Restricted cash	2,313	2,985	419
Accounts receivable, net	152,013	183,841	25,824
Contract assets, net	13,855	13,049	1,833
Inventories, net	62,625	54,469	7,651
Prepayments and other current assets, net	25,963	20,985	2,950

Total current assets	776,618	739,323	103,854

Non-current assets:
Property and equipment, net	47,152	33,755	4,742
Operating right-of-use assets	53,188	32,281	4,534
Intangible assets, net	421	316	44
Other non-current assets	7,926	6,493	912

Total non-current assets	108,687	72,845	10,232

TOTAL ASSETS	885,305	812,168	114,086

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	33,747	34,277	4,815
Deferred revenue	117,895	106,448	14,953
Accrued liabilities and other current liabilities	89,498	76,992	10,816
Customer deposits	592	592	83
Short-term borrowings	—	200	28
Current portion of operating lease liabilities	24,567	16,603	2,332

Total current liabilities	266,299	235,112	33,027

Non-current liabilities:
Long-term borrowings	—	1,800	253
Non-current portion of operating lease liabilities	27,754	14,577	2,048
Other non-current liabilities	10,425	11,102	1,559

Total non-current liabilities	38,179	27,479	3,860

TOTAL LIABILITIES	304,478	262,591	36,887

Shareholders’ equity:
Class A ordinary shares	124	120	17
Class B ordinary shares	21	21	3
Additional paid-in capital	5,002,255	5,006,937	703,320
Treasury stock	(63,264)	(57,193)	(8,034)
Accumulated deficits	(4,200,261)	(4,240,221)	(595,620)
Accumulated other comprehensive loss	(158,048)	(160,087)	(22,487)

Total shareholders’ equity	580,827	549,577	77,199

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	885,305	812,168	114,086

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
Net cash used in operating activities	(30,278)	16,394	2,303
Net cash used in investing activities	(987)	(2,747)	(386)
Net cash generated from financing activities	2	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	(3,537)	(1,692)	(237)
Net decrease in cash, cash equivalents and restricted cash	(34,800)	11,955	1,680
Cash, cash equivalents and restricted cash at the beginning of period	533,047	455,024	63,916
Cash, cash equivalents and restricted cash at the end of period	498,247	466,979	65,596

	For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
Net cash used in operating activities	(111,323)	(51,482)	(7,232)
Net cash used in investing activities	(3,600)	(4,071)	(572)
Net cash generated from financing activities	2	2,000	281
Effect of exchange rate on cash, cash equivalents and restricted cash	(2,048)	(1,630)	(229)
Net decrease in cash, cash equivalents and restricted cash	(116,969)	(55,183)	(7,752)
Cash, cash equivalents and restricted cash at the beginning of period	615,216	522,162	73,348
Cash, cash equivalents and restricted cash at the end of period	498,247	466,979	65,596

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
		(RMB in thousands)
Gross profit:
Central laboratory channel	33,262	33,153	32,191	35,937	30,126
In-hospital channel	46,580	29,563	43,895	46,490	37,925
Pharma research and development channel	12,004	26,706	21,315	25,676	30,793
Total gross profit	91,846	89,422	97,401	108,103	98,844
Add: depreciation and amortization:
Central laboratory channel	1,277	1,010	562	456	231
In-hospital channel	798	623	290	389	372
Pharma research and development channel	3,846	2,534	2,412	1,528	1,491
Total depreciation and amortization included in cost of revenues	5,921	4,167	3,264	2,373	2,094
Non-GAAP gross profit:
Central laboratory channel	34,539	34,163	32,753	36,393	30,357
In-hospital channel	47,378	30,186	44,185	46,879	38,297
Pharma research and development channel	15,850	29,240	23,727	27,204	32,284
Total non-GAAP gross profit	97,767	93,589	100,665	110,476	100,938
Non-GAAP gross margin:
Central laboratory channel	86.4%	87.0%	85.5%	89.1%	82.5%
In-hospital channel	74.3%	69.5%	76.6%	75.0%	72.5%
Pharma research and development channel	63.7%	67.6%	64.0%	60.2%	76.9%
Total non-GAAP gross margin	76.0%	74.3%	75.6%	74.4%	76.7%